RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

1

First Quarter ended March 31, 2009

For information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec	Tel.: 514 397-1410
Canada H3B 2C6	Fax: 514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE Amex

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three month period ended March 31, 2009. We recommend you read this in conjunction with our audited consolidated financial statements for the year ended December 31, 2008, the unaudited interim financial statements for the quarter ended March 31, 2009, and the accompanying notes. Our financial statements and the related notes to those financial statements are prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. The currency used in this discussion is the Canadian dollar, except where otherwise stated. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines (“Richmont”) can be obtained from the web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 14.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE FIRST QUARTER OF 2009

  $27.4 million in cash and cash equivalents with no long-term debt at quarter-end;

  Precious metals revenue up 32% to $18.8 million and ounces sold increased 11%;

  Net earnings of $1.4 million or $0.05 per diluted share;

  Average selling price per ounce was US$908 (CAN$1,131) and 16,614 ounces of gold were sold; and

  Exploration and project evaluation expenses totalled $1.2 million.

Our Business. Richmont Mines, headquartered in Rouyn-Noranda, Quebec, Canada, explores for, acquires, develops and produces gold in North America. We currently operate two gold mines in Canada and maintain a pipeline of exploration and development projects which we believe will facilitate our future growth. Richmont was founded in 1981 and, since we began production in 1991, we have produced more than one million ounces of gold from the Francoeur, Beaufor and East Amphi mines, located in Quebec, the Nugget Pond and Hammerdown mines in Labrador and Newfoundland and the Island Gold Mine in Ontario.

Vision and Strategy. Richmont’s vision is to grow to be an intermediate North American producer of gold with three to four operating sites that each produces approximately 60,000 ounces of gold annually and to build reserves to be at least one million ounces of gold. Our strategy is to generate positive cash flow and profitable growth enabling us to cost-effectively develop our mining assets, continually replace reserves to provide sufficient forward production, exploit mineralized reserves on properties we own and have acquired, identify new development opportunities and to develop partnerships in order to expand our pipeline of projects, grow our reserve base and increase our production rates. We currently have a strong balance sheet with no long-term debt and cash and cash equivalents of $27.4 million.

02
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont’s executive team ultimately seeks to create shareholder value through the continued rationalization and development of existing resources, the utilization of outside resources when necessary to uncover opportunities, and the evaluation of acquisition and partnership opportunities in order to expand the value of our portfolio of mineral properties, build our reserve base and our pipeline of projects and to accelerate our rate of production.

Experienced Management Team. Our history of successful production, along with Richmont’s extensive experience in the development of advanced exploration projects, has earned management a strong reputation for expertise at cost-effectively recovering gold from underground mines. Our executive team has years of experience in the gold industry, either with Richmont or other larger gold producers.

Project Pipeline. Richmont Mines is committed to maintaining a pipeline of projects that will enable us to reach our strategic goals of producing 180,000 to 240,000 ounces of gold annually from three to four operating sites and establishing a reserve base of at least one million ounces of gold. We continue to actively search for opportunities in North America to partner with or acquire companies to pursue opportunities to expand our reserve base.

In 2009, Richmont will move forward with exploration activities at the Francoeur Mine in Quebec, where it previously mined 345,000 ounces of gold, which were mainly processed at the Camflo Mill, prior to ceasing operations in 2001. In the second quarter of 2009, we will begin dewatering activities of the underground openings and will upgrade the existing hoist and related infrastructure. We also plan to file a technical report (NI 43-101) during the third quarter.

Chairman. Mr. Jean-Guy Rivard, Richmont Mines’ founder and Chairman of the Board of Directors, died suddenly on March 28, 2009. Mr. Rivard founded Richmont in 1981 and, under his leadership, the Company built a highly-commendable track record with the development of six producing underground gold mines in Canada which produced in total more than one million ounces of gold during his tenure, formed a devoted team of more than 300 employees and maintained a solid balance sheet that enables continued growth. Mr. Jean-Guy Rivard was also President and CEO and Chairman of Louvem Mines Inc. (“Louvem”) (TSX Venture Exchange: LOV), a 70% owned subsidiary of Richmont. The Board of Directors of Richmont announced the nomination of Mr. Denis Arcand as the interim Chairman of the Board of Directors until the next Annual and Special General Meeting of the Company. Mr. Arcand was Vice President of the Board of Directors and has been a Director of Richmont Mines since September 1995.

03
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

PRINCIPAL FINANCIAL DATA[1]
	Three months ended
	March 31,	March 31,
	2009	2008

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	908	925
Average selling price (US$)	908	888
Average selling price (CAN$)	1,131	947
Average exchange rate (CAN$/US$)	1.2456	1.0660[2]
Ounces of gold sold	16,614	14,995
Average cash cost (US$ /ounce)[3]	653	654
Average cash cost (CAN$ /ounce)[3]	813	697

KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	19,873	14,961
Net earnings	1,433	406
Net earnings per share	0.05	0.02
Cash flow from operations	3,063	2,542
Investments in property, plant and equipment	1,603	825

	March 31,	December 31,
	2009	2008

Cash, cash equivalents and short-term investments	27,443	26,021
Total assets	84,467	82,881
Shareholders’ equity	68,537	67,018
Shares outstanding (thousands)	26,100	26,113

KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE Amex)	3.78	1.72
CAN$ (TSX)	4.75	2.08

[1]

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

[2]	Average exchange rate used for year 2008.

[3]	The cash cost includes operating costs and royalties.

EXCHANGE RATES

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Company discloses the realized price and cash cost per ounce of gold sold in US dollars because these performance indicators are widely used in the mining industry.

For accounting purposes, the Company establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and that rate is used to report both year-to-date and quarterly results.

04
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended March 31, 2009

Revenue for the first quarter of 2009 was $19,873, a 33% increase compared with $14,961 in the first quarter of 2008. In the 2009 quarter, 16,614 ounces of gold were sold at an average price of US$908 (CAN$1,131) per ounce, compared with 14,995 ounces of gold sold in the same period the prior year at an average price of US$888 (CAN$947) per ounce. Total precious metals revenue was up $4,596, or 32%, to $18,790 in the first quarter of 2009 compared with $14,194 in the first quarter of 2008, driven by the increase in ounces sold at a 19% higher average selling price per ounce in Canadian dollars.

Net earnings for the first quarter of 2009 were $1,433, or $0.05 per share, compared with net earnings of $406, or $0.02 per share, in the first quarter of 2008. Increased gold sales at a higher price per ounce resulted in the increase in net income.

Expenses totalled $17,750 for the three-month period ended March 31, 2009, compared with $13,620 for the same period in 2008, an increase of $4,130. Operating costs, including royalties, for the first quarter of 2009 were $13,504, a 29% increase compared with $10,444 in the same period the prior year reflecting increased production. The average cash cost per ounce of gold sold was relatively flat at US$653 (CAN$813) in the first quarter compared with US$654 (CAN$697) in the first quarter of 2008 reflecting the impact of a stronger US dollar. The cash cost per ounce of gold sold at the Island Gold Mine was US$671 (CAN$836) during the quarter, down from a cash cost per ounce of US$759 (CAN$809) in last year’s quarter due to a lower Canadian dollar, while the cash cost per ounce at the Beaufor Mine increased to US$621 (CAN$773) per ounce from US$562 (CAN$599) per ounce in the first quarter of 2008 due to increased definition drilling and lower grade levels.

Exploration and project evaluation costs increased $137 to $1,218 in the first quarter of 2009, as the Company continued its efforts to grow its reserves. Exploration costs were $806 at the Beaufor Mine, $368 at the Island Gold Mine, $192 at the Francoeur property and $119 on other properties during the current quarter. The Company recorded exploration tax credits of $267 during the quarter.

Expenses related to custom milling at the Camflo Mill were $717 during the first quarter of 2009, while there was no custom milling during the 2008 first quarter. Depreciation and depletion expenses during the first quarter of 2009 were $1,355, up from $1,205 during the first quarter of 2008. The increase is related to the additional ounces of gold sold during the current period.

Administration expenses were $889 in the first quarter of 2009 compared with $827 during the 2008 quarter. The increase was primarily related to higher professional fees. Stock-based compensation expense for the period was $101, slightly below the $141 of last year’s three-month period. The 150,000 options granted during the first quarter of 2009 represented renewals of expired options for employees. The weighted average fair value, calculated according to the Black & Scholes valuation model at the date on which each option was granted, was $0.88, compared with $1.15 for the same period in 2008.

05
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The mining and income taxes expense for the first quarter of 2009 was $589, based on pre-tax income of $2,123. This charge takes into account the portion of mining and income taxes of the subsidiary, Louvem Mines, of $187 and the increase of exploration tax credits of $267 not booked against the mining and income tax but against the exploration expenses. For the first quarter of 2008, the mining and income tax expense amounted to $723 based on pre-tax income of $1,341. This charge included an adjustment of mining duties costs from previous years of $113. The higher charge of 2008 based on pre-tax income is also explained by the exploration tax credits of $353 booked against exploration expenses instead of against the mining and income tax.

SUMMARY OF OPERATIONS

Island Gold Mine1

	Three months ended
	March 31,	March 31,
	2009	2008

Tonnes	51,028	31,688
Head grade (g/t)	6.85	7.23
Recovery (%)	94.39	94.95
Recovered grade (g/t)	6.47	6.86
Ounces sold	10,613	6,992
Cash cost per ounce (US$)	671	759

Investment in property, plant and equipment (thousands of CAN$)	1,291	475
Exploration expenses (thousands of CAN$)	368	312

Differed development metres	437	118

Diamond drilling (metres)
Definition	3,566	1,088
Exploration	-	3,393

[1]

Prior to its acquisition of Patricia Mining in December 2008, which held a 45% interest in the Island Gold Project, Richmont Mines reported 100% of the consolidated results of the Island Gold Mine in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont held a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses differed from the percentage that it owned, the Company was therefore considered the primary beneficiary of the VIE.

During the first quarter of 2009, 51,028 tonnes of ore from the Island Gold Mine were processed at an average recovered grade of 6.47 g/t, and 10,613 ounces of gold were sold at an average price of US$911 (CAN$1,135) per ounce. For the same period last year, 31,688 tonnes of ore were processed at an average recovered grade of 6.86 g/t, and 6,992 ounces of gold were sold at an average price of US$879 (CAN$937) per ounce. Although the increase in tonnes processed, the mining costs were higher because of major repairs at the mill that resulted in several loss days of operations. The mill upgrade is advancing well as daily output reached peaks in excess of 700 tonnes per day. The cash cost was US$671 (CAN$836) during the quarter as compared with a cash cost of US$759 (CAN$809) for the same quarter the prior year. The higher cash cost in Canadian dollars is mainly due to lower recovered grade of 6%, which is mainly attributable to lower grades in the development ore, and to increased definition drilling of 3,566 metres in 2009 compared with 1,088 metres in 2008.

06
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont accelerated development activities at Island Gold in the first quarter of 2009 and the ore from the development zone was of a lower grade than previously experienced, resulting in an increase in cash cost per ounce in Canadian dollars. The Company is confident that the grade levels will improve as the development activities progress. The mine is now producing near the Company’s projected level of around 600 tonnes per day and the Company anticipates strong production from this mine in 2009 and beyond and its focus is to significantly reduce operating costs.

Beaufor Mine

	Three months ended
	March 31,	March 31,
	2009	2008

Tonnes	29,463	30,697
Head grade (g/t)	6.47	8.28
Recovery (%)	97.86	97.98
Recovered grade (g/t)	6.34	8.11
Ounces sold	6,001	8,003
Cash cost per ounce (US$)	621	562

Investment in property, plant and equipment (thousands of CAN$)	209	80
Exploration expenses (thousands of CAN$)	806	550

Differed development metres	91	-

Diamond drilling (metres)
Definition	4,119	1,749
Exploration	5,976	5,857

During the first quarter of 2009, 29,463 tonnes of ore from the Beaufor Mine were processed at an average recovered grade of 6.34 g/t, and 6,001 ounces of gold were sold at an average price of US$902 (CAN$1,124) per ounce. In the same quarter the prior year, 30,697 tonnes of ore were processed at an average recovered grade of 8.11 g/t, and 8,003 ounces of gold were sold at an average price of US$896 (CAN$955) per ounce. The cash cost of production in the first quarter of 2009 was US$621 (CAN$773) per ounce sold, up from US$562 (CAN$599) in the first quarter of 2008, due to increased definition drilling, higher mining costs and a lower grade level of ore recovered during the current period. During the current quarter, Richmont processed 27,869 tonnes of custom milling ore at the Camflo Mill while there was no custom milling at Camflo Mill in the 2008 first quarter.

The Company increases its efforts to reduce the operating costs at Beaufor Mine while maintaining a significant exploration program of approximately 45,000 metres of drilling for 2009.

07
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Exploration properties

	Three months ended
	March 31,	March 31,
	2009	2008
	$	$

Exploration costs – Mines
Beaufor Mine	806	550
Island Gold Mine	368	312

	1,174	862

Exploration costs – Other properties
Francoeur / Wasamac properties	192	40
Golden Wonder property	-	474
Other properties	18	8
Project evaluation	101	50

	1,485	1,434

Exploration tax credits	(267)	(353)

	1,218	1,081

Francoeur

Richmont has decided to move forward with exploration activities at the Francoeur Project in Quebec, where it previously mined 345,000 ounces of gold, which were mainly processed at the Camflo Mill, prior to ceasing operations in 2001 when the relatively low price of gold at the time could not justify additional capital expenditures. The mine was subsequently flooded in 2003. The Company began preparations to start dewatering activities of the underground openings and will upgrade the existing hoist and related infrastructure. This work is expected to be completed over an eight month period. A surface drilling program consisting of approximately 8,000 metres is planned for this summer with the objective of increasing known resources. Richmont’s 2009 budget for dewatering and drilling program is approximately CAN$4.5 million. The Company also plans to file a technical report (NI 43-101) during the third quarter of 2009.

Valentine Lake Project

In February 2009, Richmont entered into an agreement granting Mountain Lake Resources Inc. (“Mountain Lake”) an option to purchase Richmont’s 70% interest in the Valentine Lake Project located in Newfoundland and Labrador. Mountain Lake previously owned a 30% interest in the Project.

The objective of this transaction is to allow Mountain Lake to advance this project faster, while, as one of Mountain Lake’s largest shareholders, Richmont will benefit from the project’s future success.

08
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2009	2008	2008	2008	2008	2007	2007	2007
KEY FINANCIAL DATA
(thousands of CAN$)
Revenue	19,873	22,908	16,495	16,227	14,961	10,321	4,777	12,736
Net earnings (loss)	1,433	2,086	(894)	37	406	(986)	(1,481)	8,812
Cash flow from (used in) operations	3,063	7,428	820	1,326	2,542	(744)	(1,322)	4,746
Investment (disposal) in property, plant
and equipment	1,603	1,989	1,522	857	825	2,576	2,011	(470)
KEY PER-SHARE DATA
Net earnings (loss)
basic and diluted (CAN$)	0.05	0.09	(0.04)	-	0.02	(0.03)	(0.06)	0.36
OUNCES OF GOLD SOLD	16,614	22,116	16,723	17,111	14,995	10,949	6,201	16,640
KEY PER-OUNCE
OF GOLD DATA (US$)
Selling price	908	897	861	853	888	724	666	680
Average cash cost	653	550	577	598	654	556	590	399
Depreciation and depletion	57	61	76	70	68	79	73	114
Total cost	710	611	653	668	722	635	663	513

Summary of results for the last eight quarters

Revenue increased during each of the last four quarters compared with the corresponding quarter of the previous year due to year-over-year increases in gold sales and the rising price of gold. Production during the six consecutive quarters beginning with the 2007 fourth quarter was from the Beaufor and Island Gold mines, while production during the second and third quarters of 2007 was from the Beaufor and East Amphi mines. The East Amphi Mine ceased production at the end of the second quarter of 2007 following the depletion of the mine’s mineral reserves and the Island Gold Mine began commercial production during the fourth quarter of 2007.

Net earnings or losses on a quarterly basis are generally affected by the price of gold, operating expenses - which vary according to the price of raw materials and energy - wages, the recovered grade of the ore being processed, exploration costs and by mining and income taxes expensed or recovered.

The net loss for the third quarter of 2008 and the fourth quarter of 2007 was primarily the result of an increase in exploration expenses and higher operating costs at the Island Gold Mine, which began production in the fourth quarter of 2007 had not yet reached full production potential. The net loss for the third quarter of 2007 was attributed to higher exploration costs and the five-week shut-down at the Beaufor Mine. During the second quarter of 2007, Richmont recorded a $7,439 gain on the sale of the East Amphi property.

09
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CASH AND CASH EQUIVALENTS

Cash and cash equivalents totalled $27,443 at March 31, 2009 and included $12,423 of Canadian bankers acceptance, bank discount notes with high level credit ratings and mutual funds, and $15,020 in cash deposited in a major Canadian chartered bank. At March 31, 2009, the Company had working capital of $28,317, compared with $26,753 at December 31, 2008. The increase was primarily a result of a $3,063 increase in cash and cash equivalents generated by operating activities, reduced by property, plant and equipment investments of $1,603 and share repurchases of $60.

CAPITAL RESOURCES

During the first quarter of 2009, the Company issued 8,000 common shares following the exercise of options for a total cash consideration of $14. In last year’s first quarter, the Company issued 7,000 common shares for total cash consideration of $19.

Under its normal course issuer bid programs, which the Board of Directors deems an appropriate use of the Company’s funds considering the price of its common shares and the Company’s strong balance sheet and outlook, Richmont Mines bought back 21,300 shares during the first quarter of 2009, for a total amount of $60, or an average price of $2.85 per share. During the first quarter of 2008, Richmont bought back 11,200 common shares for a total amount of $40, or an average price of $3.60 per share. These shares were cancelled immediately after their repurchase. The Company currently has 26.1 million shares outstanding.

COMMITMENTS AND SUBSEQUENT EVENTS

The Company is subject to royalty payments on certain properties, should they enter commercial production.

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. Mountain Lake has agreed to pay an option fee to Richmont of 2,500,000 common shares of Mountain Lake at a deemed value of $625, or $0.25 per share. The Company did not record any amount for this transaction in the quarter ended March 31, 2009 because the closing of this transaction was only finalized in the beginning of April 2009.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

RELATED PARTY TRANSACTIONS

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

During the first three months of 2009 and 2008, the Company was not involved in any off-balance-sheet transactions.

10
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

FUTURE ACCOUNTING PRONOUNCEMENTS

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

The Accounting Standards Board of Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards in January 2009: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests”. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 carrying the same title, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 (2008), “Business Combinations”. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace Section 1600, “Consolidated Financial Statements”. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 (2008), “Consolidated and Separate Financial Statements” and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

International Financial Reporting Standards

The Canadian Accounting Standards Board confirmed, in February 2008, that the use of International Financing Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

The Company commenced its IFRS conversion project in 2008. The project consists of four phases: diagnosis, design and planning, solution development and implementation. The plan addresses the impact of IFRS on Accounting policies and implementation decisions, infrastructure, business activities and control activities.

As at March 31, 2009, the Company was finalising the first phase of its IFRS conversion, consisting of a preliminary study of the existing financial information and identifying the main sectors where IFRS might have an impact. Throughout fiscal year 2009, in its MD&A, the Company will be reporting on the progress of its IFRS implementation plan.

11
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, depreciation and depletion, asset retirement obligations, option-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated March 31, 2009, and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at March 31, 2009 and 2008, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the three-month periods ended March 31, 2009 and March 31, 2008, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Company has classified its cash and cash equivalents and its restricted cash as assets held-for-trading, its short-term investments as available-for-sale financial assets, its accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, restricted cash and accounts payable and accrued charges are recorded at fair value and approximate their book value as these items will be realized or settled in the short term. Changes in fair value are recorded in net earnings. The change in fair value of the cash equivalents is $50 for the three-month period ended March 31, 2009 ($199 for the three-month period ended March 31, 2008).

Accounts receivable approximate their book value as these items will be realized in the short term. Interest income from the advance to a minority partner was $77 for the three-month period ended March 31, 2008.

Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet either by sale or when a permanent decline in value is recognized. The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly-traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.81% (2.24% in 2008), expected life of 1 month and 4 months (4 months and 7 months in 2008), expected volatility of 100% (100% in 2008) and no expected dividend yield.

12
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Company is communicated to them by others within the Company, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with Canadian GAAP. No major change has been made to the internal controls over financial reporting during the quarter ended March 31, 2009.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated March 31, 2009, and available on SEDAR (www.sedar.com).

Regulation 43-101

The reserve and resource estimations of the Island Gold and the Beaufor mines as at December 31, 2008, were performed by qualified persons as defined by NI 43-101. For the Island Gold Mine, the estimation was prepared by Ms. Nicole Rioux, Geo., of Genivar, and for the Beaufor Mine, the estimation was prepared by Mrs. Richard Dubuc, P. Geo. and Jessy Thelland, B.Sc., P. Geo., employees of Richmont Mines Inc. These reserves and resources estimations were reviewed by Mr. Daniel Adam, Ph.D., P. Geo., Exploration Director, an employee of Richmont Mines Inc.

The reserve and resource estimations of the Island Gold and the Beaufor mines as at December 31, 2007, were performed by qualified persons as defined by NI 43-101. For Island Gold Mine, the estimation was prepared by Ms. Nicole Rioux, Geo., of Genivar, and for Beaufor Mine by Richard Dubuc, P. Geo, an employee of Richmont Mines Inc. These reserves and resources estimations were supervised and reviewed by Mr. Jules Riopel, M.Sc. P. Geo., MBA, Director Geology and Exploration, a former employee of Richmont Mines Inc.

13
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101, adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “measured,” “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves.” Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the section entitled “Risks and uncertainties,” which refers to the Company’s annual management’s discussion and analysis report dated March 31, 2009. You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

14
MAY 7, 2009	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at May 7, 2009. The Company regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

15
MAY 7, 2009	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

First Quarter
ended March 31, 2009

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2009	2008
	$	$

REVENUE
Precious metals	18,790	14,194
Other	1,083	767

	19,873	14,961

EXPENSES
Operating costs	13,086	10,097
Royalties	418	347
Custom milling	717	-
Administration	889	827
Exploration and project evaluation (note 2)	1,218	1,081
Accretion expense – asset retirement obligations	69	43
Depreciation and depletion	1,355	1,205
Loss (gain) on disposal of mining assets	(2)	20

	17,750	13,620

EARNINGS BEFORE OTHER ITEMS	2,123	1,341

MINING AND INCOME TAXES	589	723

	1,534	618

MINORITY INTEREST	101	212

NET EARNINGS	1,433	406

NET EARNINGS PER SHARE
basic and diluted	0.05	0.02

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (thousands)	26,105	24,053

The accompanying notes are an integral part of the consolidated financial statements.

17
MAY 7, 2009	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2009	2008
	$	$
COMPREHENSIVE INCOME
Net earnings	1,433	406
Comprehensive income, net of income taxes:
Change in unrealized gain (loss) on
available-for-sale investments	31	(256)
Realized gains on sale of available-for-sale
investments included in earnings	-	(35)
	31	(291)
Comprehensive income	1,464	115

DEFICIT
BALANCE, BEGINNING OF PERIOD	(3,096)	(4,647)
Net earnings	1,433	406
Redemption of shares (note 5)	(8)	(12)
BALANCE, END OF PERIOD	(1,671)	(4,253)

ACCUMULATED OTHER COMPREHENSIVE INCOME
BALANCE, BEGINNING OF PERIOD	(236)	352
Changes in other comprehensive income for the period	31	(291)

BALANCE, END OF PERIOD	(205)	61

The accompanying notes are an integral part of the consolidated financial statements.

18
MAY 7, 2009	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	March 31,	December 31,
	2009	2008
	$	$
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	27,443	26,021
Restricted cash	104	116
Short-term investments	152	121
Accounts receivable	876	986
Mining and income taxes receivable	1,669	1,586
Inventories (note 3)	5,648	6,012
	35,892	34,842
PROPERTY, PLANT AND EQUIPMENT (note 4)	48,575	48,039
	84,467	82,881
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges	6,851	6,912
Mining and income taxes payable	724	1,177
	7,575	8,089
ASSET RETIREMENT OBLIGATIONS (note 9)	4,821	4,664
MINORITY INTEREST	2,125	2,024
FUTURE MINING AND INCOME TAXES	1,409	1,086
	15,930	15,863
SHAREHOLDERS’ EQUITY
Capital stock (note 5)	64,639	64,672
Contributed surplus (note 6)	5,774	5,678
Deficit	(1,671)	(3,096)
Accumulated other comprehensive income	(205)	(236)
	68,537	67,018
	84,467	82,881
Commitments (note 8)

The accompanying notes are an integral part of the consolidated financial statements.

19
MAY 7, 2009	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2009	2008
	$	$

CASH FLOW FROM OPERATING ACTIVITES
Net earnings	1,433	406
Adjustments for:
Depreciation and depletion	1,355	1,205
Stock-based compensation	101	141
Accretion expense – asset retirement obligations	69	43
Loss (gain) on disposal of mining assets	(2)	20
Gain on disposal of short-term investments	-	(35)
Minority interest	101	212
Future mining and income taxes	323	(174)

	3,380	1,818

Net change in non-cash working capital items (note 7)	(317)	724

	3,063	2,542

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment – Island Gold Mine	(1,291)	(475)
Property, plant and equipment – Beaufor Mine	(209)	(80)
Other property plant and equipment	(103)	(270)
Disposal of mining assets	8	14
Cash received from an advance to a minority partner	-	375
Acquisition of short-term investments	-	(12)
Disposal of short-term investments	-	651

	(1,595)	203

CASH FLOW USED IN FINANCING ACTIVITIES
Issue of common shares	14	19
Redemption of common shares	(60)	(40)

	(46)	(21)

Net increase in cash and cash equivalents	1,422	2,724

Cash and cash equivalents, beginning of period	26,021	27,291

Cash and cash equivalents, end of period	27,443	30,015

The accompanying notes are an integral part of the consolidated financial statements.

20
MAY 7, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended March 31, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by the Company’s management. The external auditors have not examined these consolidated financial statements for the three-month periods ended on March 31, 2009 and 2008.

1.	Significant accounting policies

These consolidated financial statements reflect the accounts of the Company and its subsidiaries: Camflo Mill Inc. (100%), Louvem Mines Inc. (approximately 70%) and Patricia Mining Corp. (100%). All inter-company transactions have been eliminated.

The accounting policies used and the application of these policies for the preparation of the interim consolidated financial statements are identical to those used in the preparation of the financial statements for the year ended December 31, 2008. These unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

a)	Future accounting changes

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

The Accounting Standards Board of Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards in January 2009: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests”. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 carrying the same title, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 (2008), “Business Combinations”. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Sections 1601 and 1602 together replace Section 1600, “Consolidated Financial Statements”. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 (2008), “Consolidated and Separate Financial Statements” and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada will be harmonized with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. IFRS will require the disclosure of additional information in the consolidated financial statements and, despite the similar conceptual framework of Canadian GAAP and IFRS, the Company will need to take into account the differences between these accounting principles. The Company is currently evaluating the impact of these requirements on its consolidated financial statements.

21
MAY 7, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

2.	Exploration and project evaluation

	Three months ended
	March 31,	March 31,
	2009	2008
	$	$

Beaufor Mine	806	550
Island Gold Mine	368	312
Golden Wonder property	-	474
Francoeur / Wasamac properties	192	40
Other properties	18	8
Project evaluation	101	50

	1,485	1,434

Exploration tax credits	(267)	(353)

	1,218	1,081

3.	Inventories

	March 31,	December 31,
	2009	2008
	$	$
		(Audited)

Precious metals	665	2,157
Ore	2,933	1,846
Supplies	2,050	2,009

	5,648	6,012

There was no write-down of inventories recognized as an expense and no reversal of write-down during the first three months of 2009 and 2008.

22
MAY 7, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

4.	Property, plant and equipment

		March 31, 2009			December 31, 2008
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
					(Audited)

Mine sites
Mining properties	1,564	867	697	1,564	860	704
Development costs	44,191	11,805	32,386	42,859	10,936	31,923
Buildings	5,859	1,989	3,870	5,955	2,131	3,824
Equipment	13,039	4,422	8,617	12,518	3,959	8,559
Asset retirement costs	2,594	770	1,824	2,493	651	1,842

	67,247	19,853	47,394	65,389	18,537	46,852

Corporate office
Buildings and
leasehold improvements	1,476	574	902	1,476	550	926
Equipment and
rolling stock	735	456	279	736	475	261

	2,211	1,030	1,181	2,212	1,025	1,187

Total	69,458	20,883	48,575	67,601	19,562	48,039

5.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Three months ended
	March 31, 2009
	Number of
	shares	Amount
	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	26,113	64,672
Issue of shares for cash
Exercise of stock options a)	8	19
Redemption of shares b)	(21)	(52)

Balance, end of period	26,100	64,639

a)	Issue of shares

During the three-month period ended on March 31, 2009, the Company issued 8,000 common shares following the exercise of stock options and received cash proceeds in the amount of $14. Contributed surplus was reduced by $5 which represents the fair value of the exercised stock options.

23
MAY 7, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

5.	Capital stock (continued)

b)	Redemption of shares

In December 2008, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between December 5, 2008 and December 4, 2009 up to 1,188,000 common shares, representing approximately 5% of the 23,776,653 common shares of the Company issued and outstanding on November 21, 2008.

During the three-month period ended March 31, 2009, the Company redeemed and cancelled 21,300 common shares for $60 in cash. This transaction increased the deficit by $8.

c)	Stock Option Purchase Plan

A summary of the status of the Company’s Stock Option Purchase Plan at March 31, 2009, and changes during the three-month period then ended is presented below:

	Three months ended
	March 31, 2009
		Weighted
	Number of	average
	options	exercise price
	(thousands)	$

Options outstanding, beginning of period	2,308	3.84
Granted	150	2.07
Exercised	(8)	1.80
Cancelled	(20)	3.20
Expired	(170)	6.60

Options outstanding, end of period	2,260	3.52

Exercisable options, end of period	1,250	4.07

The following table summarizes information about the Stock Option Purchase Plan at March 31, 2009:

	Options outstanding at			Exercisable options at
	March 31, 2009			March 31, 2009
	Number	Weighted average	Weighted average	Number	Weighted average
Exercise	of options	remaining contractual	exercise price	of options	exercise price
price	(thousands)	life (years)	$	(thousands)	$

$1.80 to $2.74	552	4.4	2.06	142	2.25
$2.83 to $4.04	970	3.1	3.18	461	3.22
$4.36 to $5.30	738	1.3	5.07	647	5,08

	2,260	2.8	3.52	1,250	4.07

24
MAY 7, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

5.	Capital stock (continued)

c)	Stock Option Purchase Plan (continued)

During the three-month period ended March 31, 2009, the Company granted 150,000 stock options (70,000 for the three-month period ended March 31, 2008) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model is $0.88 ($1.15 in 2008). The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	March 31,	March 31,
	2009	2008

Risk-free interest rate	2.7%	4.2%
Expected life	4 years	4 years
Expected volatility	51%	39%
Expected dividend yield	0.0%	0.0%

For the three-month period ended March 31, 2009, the stock-based compensation costs charged to earnings amount to $101 ($141 in 2008). The contributed surplus was increased by the same amounts.

6.	Contributed surplus

	March 31,	December 31,
	2009	2008
	$	$
		(Audited)

Balance, beginning of period	5,678	5,092

Stock-based compensation	101	526
Options exercised	(5)	(9)
Redemption of shares	-	69

Balance, end of period	5,774	5,678

25
MAY 7, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

7.	Consolidated statements of cash flow

	Three months ended
	March 31,	March 31,
	2009	2008
	$	$

Change in non-cash working capital items

Restricted cash	12	-
Accounts receivable	110	(144)
Mining and income taxes receivable (payable)	(536)	501
Inventories	364	(886)
Accounts payable and accrued charges	(267)	1 253

	(317)	724

Supplemental information
Cash received (paid) during the period:
Interests and variation on fair value on cash equivalents	81	367
Mining and income taxes	(578)	-

Item not affecting cash and cash equivalents:
Property, plant and equipment increase as a result of the
revision of the estimated payment schedule of the asset
retirement obligations	101	-

Change in accounts payable and accrued charges related to
development projects and other property, plant and equipment	206	(261)

8.	Commitments

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced based on the actual price of gold, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. Mountain Lake has agreed to pay an option fee to Richmont of 2,500,000 common shares of Mountain Lake at a deemed value of $625, or $0.25 per share. Since certain legal obligations were only finalized on April 3, 2009, the Company did not recorded any amount concerning this at March 31, 2009.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

26
MAY 7, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

9.	Letters of credit

As at March 31, 2009, a credit facility is available to the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85%. The following table provides the allocation of these letters of credit issued as at March 31, 2009:

	March 31, 2009	Date of
	$	renewal

Camflo Mill	1,332	July 20, 2009
Beaufor Mine	52	August 11, 2009
Francoeur property	54	August 12, 2009
Island Gold Mine (Kremzar property)	590	April 26, 2009
Island Gold Mine (Lochalsh property)	184	October 5, 2009

	2,212

As at December 31, 2008, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,539 and the Island Gold property has been pledged to the Ontario Ministry of Northern Development and Mines in the amount of $578.

10.	Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

For the purpose of management of capital, the Company includes the components of shareholders’ equity, less cash and cash equivalents as well as short-term investments.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and short-term investments. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since the previous year.

27
MAY 7, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

11.	Financial instruments and risk management

a)	Fair value of financial instruments

The Company has classified its cash and cash equivalents and its restricted cash as assets held-for-trading, its short-term investments as available-for-sale financial assets, its accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities as defined by the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.

The following table presents the carrying amounts and fair values of each financial instruments category:

	March 31, 2009		December 31, 2008
	Book	Fair	Book	Fair
	value	value	value	value
	$	$	$	$
			(Audited)

Held-for-trading financial assets
Cash and cash equivalents a)	27,443	27,443	26,021	26,021
Restricted cash a)	104	104	116	116

	27,547	27,547	26,137	26,137

Available-for-sale financial assets
Short-term investments b)	152	152	121	121

Loans and receivables
Accounts receivable a)	199	199	183	183

Other financial liabilities
Accounts payable and accrued charges a)	6,822	6,822	6,912	6,912

a)

The Company owns and assumes financial assets and liabilities such as cash and cash equivalents, restricted cash, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)

The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly- traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 0.81% (2.24% in 2008), expected life of 1 month and 4 months (4 months and 7 months in 2008), expected volatility of 100% (100% in 2008) and no expected dividend yield.

The change in fair value of the cash equivalents for the three-month period ended March 31, 2009 is $50 ($199 for the three-month period ended March 31, 2008) and interest income from the advance to a minority partner is $77 for the three-month period ended March 31, 2008.

28
MAY 7, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

11.	Financial instruments and risk management (continued)

b)	Market risk

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Company is also exposed to share price fluctuations of the shares that it holds in short-term investments and to fluctuations of interest rates for its cash equivalents. The risks and the management of those risks were unchanged compared to the previous year.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the three-month periods ended March 31, 2009 and 2008, the Company did not enter into any forward exchange contracts.

The risk which the Company was exposed as at March 31, 2009 is established as:

	March 31,	December 31,
	2009	2008
	US$	US$
		(Audited)

Cash and cash equivalents	20	217
Accounts receivable	-	-
Accounts payable and accrued charges	27	28

Based on the above net exposures as at March 31, 2009, and assuming that all other variables remain constant, a 10% variation of the Canadian dollar against US dollar would result in a variation of $0.7 of the foreign exchange gain related to cash in US dollars.

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is the same as the previous year. During the three-month periods ended March 31, 2009 and 2008, the Company did not enter into any hedging contract for its gold production.

Interest rate risk

The cash equivalents carry interest and therefore, the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at March 31, 2009, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $8 in net earnings.

c)	Credit risk

Financial instruments that expose the Company to market risk and concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At March 31, 2009, 79% of the Company’s cash and cash equivalents are held through two financial institutions.

29
MAY 7, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

11.	Financial instruments and risk management (continued)

c)	Credit risk (continued)

The following table presents the composition of cash and cash equivalents:

	March 31,	December 31,
	2009	2008
	$	$
		(Audited)

Cash	15,020	7,722
Cash equivalents a)	12,423	18,299

	27,443	26,021

a)	Cash equivalents are composed of investments that will mature in April 2009 with effective rate varying from 0.51% to 1.60% and of mutual funds.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with, when applicable, its currency and gold forward option contracts and its hedging. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as those of the previous year.

d)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Company has the necessary funds to meet its obligations.

Accounts payable and accrued charges are due in the next financial year.

12.	Comparative figures

Certain comparative figures provided for the period ended March 31, 2008 have been reclassified to conform with the presentation adopted for the period ended March 31, 2009.

13.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

30
MAY 7, 2009	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended March 31, 2009 and 2008 (in thousands of Canadian dollars)
(Unaudited)

13.	Segmented information (continued)

	Three months ended March 31, 2009
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	7,798	12,049	26	19,873

Mine operating costs and other	5,498	8,878	803	15,179
Exploration and project evaluation	682	382	154	1,218
Depreciation and depletion	291	1,019	45	1,355
Gain on disposal of mining assets	-	-	(2)	(2)

Earnings (loss) before other items	1,327	1,770	(974)	2,123

Acquisition of property, plant and equipment	188	1,550	65	1,803

Current assets	9,894	5,324	20,674	35,892
Property, plant and equipment	5,074	41,223	2,278	48,575

Total assets	14,968	46,547	22,952	84,467

	Three months ended March 31, 2008
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	7,675	6,553	733	14,961

Mine operating costs and other	4,894	5,667	753	11,314
Exploration and project evaluation	436	319	326	1,081
Depreciation and depletion	404	732	69	1,205
Loss on disposal of mining assets	9	11	-	20

Earnings (loss) before other items	1,932	(176)	(415)	1,341

Acquisition of property, plant and equipment	172	187	171	530

December 31, 2008 (audited)
Current assets	10,260	4,067	20,515	34,842
Property, plant and equipment	5,137	40,644	2,258	48,039

Total assets	15,397	44,711	22,773	82,881

31
MAY 7, 2009	RICHMONT MINES INC.